Exhibit 1.1

Sappi Southern Africa

Media Release

Johannesburg, 19 May 2011

Sappi’s Ngodwana Mill near Nelspruit, South Africa, to add 210,000 tons of chemical cellulose production during expansion and modernisation project

Sappi Southern Africa has entered into an exciting new phase of growth and development with the decision to go ahead with the expansion and modernisation of the Sappi Ngodwana mill, including the introduction of 210,000 tpa of chemical cellulose production at the mill. Sappi’s total production of chemical cellulose will increase to over a million tons per year, entrenching our position as the global leader in chemical cellulose production, a fast growing, high margin business serving the textiles, consumer goods, foodstuffs and pharmaceutical industries.

Commenting on the decision, the CEO of Sappi Southern Africa, Alex Thiel, said: “This is a significant development for Sappi Southern Africa and confirms the confidence that the company has in this region. The project will see various enhancements and changes to the mill, all aimed at further improving the mill’s prospects as well as improving the mill’s environmental footprint. Of significance will be the replacement of the current bleach plant with a new process which will be chemically more efficient and will generate less effluent. The current bleached hardwood paper pulp capacity will be converted to produce chemical cellulose. The project demonstrates the commitment of Sappi to invest in South Africa to grow its business globally.”

SW Engelbrecht, the General Manager of Ngodwana mill, commented: “We are all very excited by the faith shown in the mill and its people to help grow Sappi’s business and of course the project, for which planning and consultation originally started in 2003, is a major boost for the local Lowveld economy.”

He concluded: “As regards the environmental footprint of the mill, the project will further reduce mill odour and improved efficiencies from new equipment will mean burning 61,000 tons less coal per year which equates to 120,000 tons fewer CO2 emissions. In addition, total mill effluent will significantly reduce and the revised project will require 200,000 tons less timber per year and 18,400 fewer trucks on the road compared to what was anticipated in the original project.”

ENDS

Issued by:
Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0) 11 502 7300

For further information contact:
Elsabe Coetzee
Regional Communications Manager: Mpumalanga
Sappi Southern Africa
Mobile +27 (0) 83 661 6452
Tel +27 (0) 13 753 3920
elsabe.coetzee@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 (0) 11 407 8044
Mobile +27 (0) 83 235 2973
Andre.Oberholzer@sappi.com